February 26, 2025

Thomas Speidel
Chief Executive Officer
Ads-Tec Energy Public Ltd Co
10 Earlsfort Terrace
Dublin 2, D02 T380, Ireland

       Re: Ads-Tec Energy Public Ltd Co
           Registration Statement on Form F-3
           Filed February 12, 2025
           File No. 333-284850
Dear Thomas Speidel:

       We have conducted a limited review of your registration statement and have the following comment(s).

        Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

Registration Statement on Form F-3 filed February 12, 2025
Selling Securityholders, page 14

1. We note that several of the selling securityholders are not natural persons. Please disclose any material relationships between the registrant and the selling
       securityholder entity, as required by Item 507 of Regulation S-K. In addition, please revise to disclose the Item 507 information about any persons (entities or natural persons) who have control over the selling entity and who have had a material relationship with the registrant or any of its predecessors or affiliates within the past three years. In such case, your disclosure must identify each such person and describe the nature of any relationships. See Question 140.02 of the Division of Corporation
       Finance   s Compliance & Disclosure Interpretations on Regulation S-K.
       We remind you that the company and its management are responsible for the accuracy
 February 26, 2025
Page 2

and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       Please contact Eranga Dias at 202-551-8107 or Geoffrey Kruczek at 202-551-3641
with any other questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of
Manufacturing
cc:   Michael Lee